July 3, 2019

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

       Re: Ideanomics, Inc.
           Registration Statement on Form S-1/A
           Filed on May 7, 2019
           File No. 333-224382
           Correspondence Filed June 24, 2019

Dear Mr. Poor:

       We have reviewed your June 24, 2019 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed May 7, 2019

Financial Statements , page F-1

1. Please update your financial statements for the interim period ended March 31, 2019 pursuant to 8-03 of Regulation S-X. Similarly update your disclosure in the other parts of your Form S-1, such as Management's Discussion and Analysis. Your updated disclosures should reflect any revisions made to comply with our comments on your
       Forms 10-K and 10-Q, as well as the disclosure you have committed to provide such as in your response to comment 1 of your letter dated June 24, 2019.
 Alfred Poor
Ideanomics, Inc.
July 3, 2019
Page 2
Item 16. Exhibits and Financial Statement Schedules
23.1 Consent of BF Borgers CPA PC, page II-11

2. Please provide a currently dated consent from your independent public accounting firm in an amendment to your Form S-1 prior to requesting effectiveness.
        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, at 202-551-3257, with any other questions.



                                                          Sincerely,
FirstName LastNameAlfred Poor
                                                          Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                          Office of
Telecommunications
July 3, 2019 Page 2
cc:       William N. Haddad
FirstName LastName